Western Digital Corporation 20511 Lake Forest Drive Lake Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden Executive Vice President Chief Financial Officer
December 4, 2008
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth St., N.W.
Washington, D.C. 20549
Attn: Patrick Gilmore, Staff Accountant

Re:	Western Digital Corporation Form 10-K for Fiscal Year Ended June 27, 2008 Filed August 20, 2008 Form 10-Q for the Quarterly Period Ended September 26, 2008 Filed October 31, 2008 File No. 001-08703
Dear Mr. Gilmore:
On December 2, 2008, we received your letter dated November 20, 2008 setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced filings. Our counsel, O’Melveny & Myers LLP, has spoken to you and requested and received an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our response. We expect to provide our response to the comment letter by no later than December 19, 2008.
Please contact the undersigned at (949) 672-7676 with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation
By:	/s/ Timothy M. Leyden
Name:	Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer

cc:	Robert Plesnarski, Esq., O’Melveny & Myers LLP